Mail Stop 7010

      August 2, 2005



Mr. Glen Manchester
Vice President - Finance and Chief Financial Officer
Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario Canada P6A 7B4

	RE: 	Form 40-F for the Fiscal Year ended December 31, 2004
                    	Form 6-K for the Fiscal Quarter ended
March
31, 2005
                    	File No. 0-25870


Dear Mr. Manchester:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 40-F for the year ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.
2. Please amend to include a consent from your independent accountant as required by General Instruction D of Form 40-F and by section V.
(G) of the International Reporting and Disclosure Issues in the Division of Corporation Finance dated November 1, 2004 available on the U.S. Securities and Exchange Commission`s website.

Contractual Obligations, page 27
3. Please revise your table of contractual obligations to include the following:
      (a)   Estimated interest payments on your debt;
      (b)   Planned funding of pension obligations; and
      (c) Planned funding of other post-retirement benefit obligations.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.



*    *    *    *


      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.



          					    Sincerely,



							    John Hartz
							    Senior Assistant Chief
Accountant
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Glen Manchester
Algoma Steel Inc.
August 2, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE